

Mail Stop 3030

September 22, 2017

Via E-mail
James A. Joyce
Chief Executive Officer
Aethlon Medical, Inc.
9635 Granite Ridge Drive, Suite 100
San Diego, California 92123

>   **Re: Aethlon Medical, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 18, 2017**
>   **File No. 333-219589**

Dear Mr. Joyce:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2017 letter.

Calculation of Registration Fee

1.   We note your response to prior comment 1. Please demonstrate how you calculated the fee for the common stock issuable upon exercise of placement agent's warrants.

2.   Reconcile the securities included in your fee table with the securities mentioned in exhibit 10.84.

Prospectus

3.   Continue to address prior comment 2 so that you have provided all required disclosure. We note for example the omission from the table on page 70.

Prospectus Cover

4.   Provide the disclosure required by the last sentence of Regulation S-K Item 501(b)(8).

Use of Proceeds, page 27

5.   Please address the last sentence of prior comment 4. We note your liabilities to related parties mentioned in your Balance Sheet and Statement of Cash Flows.

Liquidity and Capital Resources, page 47

6.   Clarify how your obligations in the securities purchase agreement that you are entering in connection with this offering affect your liquidity. We note for example sections 4.12 and 4.15 of exhibit 10.84.

Description of Securities We Are Offering, page 73

7.   We note that your securities purchase agreement includes clauses waiving a jury trial and establishing an exclusive forum, which appear to also apply to the warrants you are offering pursuant to Section 5(e) of exhibits 4.29 and 4.31. Revise this section accordingly and provide appropriate risk factor disclosure.

Pre-Funded Warrants, page 74

8.   Refer to prior comment 7. Revise your disclosure of "certain" terms of the pre-funded warrants to address all material terms. In your revised disclosure, clearly describe what you mean when you say that the warrants are "pre-funded," including whether the "pre-funded" amount will be returned to the purchaser or other holder of the warrants if the warrants expire unexercised, the purpose of "pre funding" warrants, and how the warrants you are offering achieve this purpose. Likewise, describe the purpose of the ownership thresholds. Disclose any ability to change these provisions; we note for example section 5(l) of exhibit 4.31.

Warrants, page 74

9.   We note your response to prior comment 7. Disclose in your prospectus all material terms of the warrants as required by Regulation S-K Item 202(c)(5). Also, revise your statements that your disclosure "is not complete" and "qualified" by other documents to avoid any implication that you have not complied with that Item.

Plan of Distribution, page 76

10.   We note your response to prior comment 9. In an appropriate section of your prospectus, highlight the material differences in rights to investors purchasing shares pursuant to the securities purchase agreement and all other investors. Also, reconcile your disclosure in

the securities purchase agreement with the disclosure in your prospectus. We note, as one example only, that your disclosure in section 4.7 of exhibit 10.84 does not appear to reconcile with your use of proceeds disclosure on page 27 of your prospectus. When reconciling section 3.1(w) with your disclosure on page 21, also tell us the reason for the deletion from page 21 given the information in your Form 8-K filed August 7, 2017.

11.   We note your response to prior comment 11 and your disclosure that the representations, warranties and covenants are not "available to" other investors and that investors "shall rely solely on this prospectus." Revise to remove any potential implication that your exhibits do not constitute public disclosure under the federal securities laws.

Other Relationships, page 77

12.   Disclose your response to prior comment 10.

Exhibit 5.1

13.   File an opinion that addresses all securities included in the fee table of your registration statement, including the units. Also, ensure that the opinion that you file addresses the laws of the jurisdiction governing the warrants.

Exhibit 10.84

14.   File the complete agreement with all attachments, including exhibits and schedules.

        Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Jolie Kahn, Esq.